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Sin City Superette

Market

71 Exchange Street
Lynn, MA 01901
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This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.45× for the next $85,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Sin City Superette is seeking investment to open their storefront.
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OUR MISSION

Sin City Superette, by the Nightshade Noodle Bar team, is a neighborhood supermarket that will provide hot
household items and hygienic supplies to downtown Lynn and surrounding areas (aiming to operate) 7am-m
convenience store, the superette will serve as a friendly, affordable and convenient space for local residents
with neighbors, read community bulletins and pick up quick, easy meals and groceries. Help us bring it to life

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OUR OFFERINGS

We are committed to providing healthy foods and other every-day necessities, working with nearby farmers,
chefs to bring in a variety of products that are relevant to the needs of our vibrant downtown Lynn communit

We will sell many items in smaller package sizes (i.e. half loaves of bread instead of full, cups of buttermilk ir

A local favorite with hundreds of five star reviews.
Featured in countless publications such as the The Boston Globe, Boston.com, Boston Magazine & Eater Bo
Best of Boston 2021, #1 Suburban Standout | Best of Boston 2020, Best Takeout Program, North | Best of Bo
This is a preview. It will become public when you start accepting investment.
PRESS
The Boston Globe

She arrived in Boston with nothing but her bicycle; today she owns Lynn's Nightshade Noodle Bar.

Nightshade Noodle Bar Team to Open Sin City Superette in Lynn

A brand new grocery store is coming to the North Shore, and the people behind a restaurant with Vietnames

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THE TEAM
Rachel Miller
Owner

Rachel first fell in love with cooking while working at a small restaurant on the coast of Virginia, where she's
discovered the sensory impact of terroir, since the restaurant sourced ingredients from nearby farms and loc
love for butchering and charcuterie, which quickly propelled her to move to Boston to pursue an entry level b
South End. Over the next 12 years, Rachel studied and cooked every day working her way up in some of the
notably as Chef de Cuisine at Clio, Ken Oringer's flagship restaurant. Prior to Clio, she was named one of Za
Up and Comers, as Executive Sous Chef at Bondir.

Once Rachel ran out of opportunities operating other chef's kitchens she decided to move forward and oper
years she worked as a private chef and booked Nightshade Pop Up dinners in and around Boston and the No
her own style. In October of 2019 she opened her first baby, Nightshade Noodle Bar in downtown Lynn, MA
cooking on the line every night. Follow Rachel for a glimpse from behind the scenes of the Nightshade Nood
Sin City Superette, next door.

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Finalize Buildout $7,000
Operating Capital $67,900
PR/Marketing $5,000
Mainvest Compensation $5,100
Total $85,000

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

Sin City Superette Pitch.pdf

Investment Round Status

Target Raise $85,000

Maximum Raise $120,000

Amount Invested $0

Investors 0

Investment Round Ends February 25th, 2022

Summary of Terms

Legal Business Name SIN CITY SUPERETTE LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $85,000 invested

1.45×

Investment Multiple 1.4×

Business's Revenue Share 1.5%–2.1%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date October 1st, 2030

Financial Condition

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees y
a Note is not like that at all. The ability of Sin City Superette to make the payments you expect, and ultimatel
depends on a number of factors, including many beyond our control.

Limited Services

Sin City Superette will begin operations with a limited scope, offering a smaller range of products and servic
as they navigate through another pandemic winter with potentially limited staffing and disruptions in the sup

Competition

The market in which we operate is moderately competitive and could become increasingly competitive with
coming years as the downtown Lynn neighborhood grows. Changes in customer preference away from Sin C
inability to compete successfully against the with other competitors could negatively affect Sin City Superett
the SCS Team has plenty of experience anticipating and navigating through sudden changes in market and

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 month that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your s to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these hold your investment for its full term.

The Company Might Need More Capital

Sin City Superette might need to raise more capital in the future to fund/expand operations, buy property an members, market its services, pay overhead and general administrative expenses, or a variety of other reaso additional capital will be available when needed, or that it will be available on terms that are not adverse to yo City Superette is unable to obtain additional funding when needed, it could be forced to delay its business pl altogether.

Changes in Economic Conditions Could Hurt Sin City Superette

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, cha declining employment, changes in real estate values, changes in tax policy, changes in political conditions, a other factors are unpredictable and could negatively affect Sin City Superette’s financial performance or abi event Sin City Superette ceases operations due to the foregoing factors, it can not guarantee that it will be a generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Sin City subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly a have been audited by an independent accounting firm). Although Title III does require extensive information, different decision if you had more information.

Lack of Ongoing Information

Sin City Superette will be required to provide some information to investors for at least 12 months following t information is far more limited than the information that would be required of a publicly-reporting company; stop providing annual information in certain circumstances.

Uninsured Losses

Although Sin City Superette will carry some insurance, Sin City Superette may not carry enough insurance to

rights superior to yours. For example, they might have the right to be paid before you are, to receive larger d
in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchang

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exc
rules about corporate governance that are intended to protect investors. For example, the major U.S. stock e
to have an audit committee made up entirely of independent members of the board of directors (i.e., directo
relationships with Sin City Superette or management), which is responsible for monitoring Sin City Superette
Superette will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Sin City Super
than your initial expectations.

You Do Have a Downside

Conversely, if Sin City Superette fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Sin City Superette, and the revenue of Sin City Superet
disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And bec
unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other ent

Subordination

The Notes shall be subordinated to all indebtedness of Sin City Superette to banks, commercial finance lend
institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example

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